April 26, 2011

Mark A. Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MML Series Investment Fund (the “Trust”)
1933 Act File No. 2-39334
1940 Act File No. 811-02224
Comments received for PEA No. 78 filed on March 2, 2011

Dear Mr. Cowan:

Below is a summary of the comments I received from you on April 15, 2011 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review the documents and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	General

a.	Although the Fund may not rely on the delivery procedures provided in Rule 14a-16 under the 1934 Act, please supplementally confirm that the Fund will post its proxy materials on the internet as required by the Rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911 (Aug. 1, 2007). See also, Internet Availability of Proxy Materials, Rel. No. IC-27671 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.

b.	Please confirm that the registrant is aware of its obligation to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement. See IC-28617 (February 9, 2010)

c.

We note the fund describes investments in derivative instruments. As such, please review the fund’s principal strategies and principal risks disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response 1:

a.	We confirm that the Trust will post any such proxy materials on the internet as required by the Rule.

b.	We confirm that the registrant is aware of this obligation.

c.	We have reviewed our disclosures in light of the Letter.

Comment 2:	MML Income & Growth Fund

a.	We note, in selecting portfolio securities, the fund will generally employ a value-oriented analysis as a principal investment strategy. If applicable, please disclose value company risk as a principal risk.

b.	Disclosure in the strategies section states “In certain market cycles, such as periods of high growth or high interest rates on bonds, dividend paying stocks could go out of favor. During such periods, the Fund may underperform other equity funds that do not emphasize investments in dividend paying stocks.” This disclosure appears better suited in the section describing principal risks.

Response 2:

a.	We will add Value Company Risk for this Fund.

b.	We have removed this disclosure from the section describing the Fund’s principal investment strategies.

Comment 3:	MML PIMCO Total Return Fund

For each principal risk discussed, there should be a corresponding strategy. We note that “bank loans risk” is listed as a principal risk, but investments in bank loans are not part of the principal strategies.

Response 3:	Bank Loans Risk has been included because the Fund may invest in loan participations and assignments as part of its principal investment strategies.

Comment 4:	Portfolio Turnover

The portfolios with turnover rates greater than 100% (e.g. MML Emerging Growth Fund, MML Mid Cap Value Fund and MML PIMCO Total Return Fund) should list active and frequent trading among the strategies along with any corresponding risks.

Response 4:	The requested disclosure is already included for these Funds.

Comment 5:	Performance

a.	For portfolios that utilize more than one index, please disclose in the narrative preceding the table which one represents the broad measure of market performance as well as information about the other indices. See Instruction 2(b) to Item 4 of Form N-1A.

b.	Please remove footnotes not required or permitted by the form (e.g., description of composites).

Response 5:

a.	We will make this change.

b.	We will make this change.

Comment 6:	Additional Information Regarding Principal Risks (pp. 121+)

Please identify the portfolios to which these risks pertain.

Response 6:	We do not believe that the Form requires this and feel that adding lists of Funds to every risk - especially in light of the number of Funds in the prospectus - would only serve to clutter the disclosure and potentially make it less helpful to readers.

Comment 7:	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission.

Response 7:

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MML Series Investment Fund

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company